

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 22, 2010

Mr. Justin Spencer
Chief Financial Officer
Symmetricom, Inc.
2300 Orchard Parkway
San Jose, California 95131

   Re: Symmetricom, Inc.
      Annual Report on Form 10-K for the fiscal year ended June 28, 2009
      Filed September 9, 2009
      File No. 0-02287

Dear Mr. Spencer:

      We have completed our review of your annual report on Form 10-K for the fiscal year ended June 28, 2009, and do not, at this time, have any further comments.

                                             Sincerely,

                                             Larry Spirgel
                                             Assistant Director